PE
12-31-02


03055844


SEC MAIL PROCESSING
RECEIVED
APR 2 1 2003
WASH., D.C. 207 SECTION

METATEC INTERNATIONAL, INC.

2002 ANNUAL REPORT


METATEC

Dear Fellow Shareholder:

In last year's annual report, I shared with you the steps your company had taken to return to sustainable profitability. The changes centered around the financial turn-around and strategic transformation of Metatec from primarily an optical disc manufacturing company to a niche supply chain solutions provider. The mature disc manufacturing business continues to be characterized by declining profit margins and over-capacity, while the niche supply chain services business is in the early stages of growth and offers opportunity as companies seek to reduce the total operating costs across their supply chains. Metatec has made significant progress in developing core competencies that should help it be successful in this growing market and, ultimately, to return to profitability.

Metatec's Financial Turn-Around and Strategic Transformation

I am pleased to report to you that Metatec has achieved a number of its turn-around and transformation goals we shared with you in last year's annual report.

Financial Progress: As you can see from the chart, we succeeded in improving financial performance in 2002 by driving out operating costs, selling the European plant and eliminating unproductive overhead. We successfully renegotiated longer term financing with lending partners and negotiated a more favorable royalty payment schedule with patent holders. The result is a more positive financial condition with gross margins up, expenses down, progress in operating earnings and cash flow remaining strong.

FINANCIAL HIGHLIGHTS
DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS

	2002	2001	2000	1999	1998
NET SALES	$ 49,695	$ 67,514	$ 92,856	$107,644	$ 76,631
EARNINGS(LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	$ (1,596)	(26,435)	(18,777)	(4,346)	2,182
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	$ (721)	(26,477)	(17,990)	(3,026)	921
EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS	$ (1,551)	(3,496)	458	180	502
NET EARNINGS (LOSS)	$ (2,272)	(29,973)	(17,532)	(2,846)	1,423
EARNINGS (LOSS) FROM CONTINUING OPERATIONS PER COMMON SHARE, BASIC AND DILUTED	$ (0.11)	(4.32)	(2.96)	(0.50)	0.15
EARNINGS (LOSS) PER COMMON SHARE, BASIC AND DILUTED	$ (0.35)	(4.88)	(2.88)	(0.47)	0.23
TOTAL ASSETS	$ 33,993	$ 45,446	$ 75,429	$109,396	$103,616
LONG-TERM LIABILITIES	$ 36,525	39,395	35,920	47,383	40,918
SHAREHOLDERS' EQUITY (DEFICIENCY)	$(10,503)	$ (9,145)	$ 20,172	$ 37,862	$ 41,950

Operations Improvement: In third quarter, we sold our European disc manufacturing facility to a private investment group in Europe. The sale of our European operation further strengthened Metatec's overall financial position by reducing future expenses and liabilities. We were also successful in completing negotiations that began in 2002 and completed in January 2003 for the sale of our electronic software delivery business, Metatec Express, for approximately $1.1 million in cash and notes. With the sale last year of our West Coast operations, we now are able to focus more strongly on the growth of our supply chain solutions business from our Dublin, Ohio, facility.

Customer Intimacy: We were successful in 2002 in retaining profitable customers while discontinuing support for lower margin customers. And as planned, we were successful in offering expanded supply chain solutions to some of our long-standing disc manufacturing customers. In 2002, we once again led the industry in helping interactive entertainment customers supply their retail channels with game products in time for the holiday shopping season.

Team Skills: As part of our supply chain solutions strategy, we put a new leadership team in place with a skill set that strengthens our knowledge base in supply chain services and sales management. We have also reorganized operations and sales into more cohesive market teams on a reduced cost structure.

We believe the financial progress we made in 2002, which built upon the fundamental cost structure changes in 2001, moves us closer to fulfilling our promise to establish a firm foundation for future growth. The year 2003 will be dedicated to the goal of building the business around supply chain services and accelerating our transformation by driving sustainable, profitable new business.

Accelerating the Transformation

We plan to drive revenue by executing a specific strategy: to become our customers' single point of contact for design, implementation and management of their supply chains. We will do this by further developing our niche player status with complete supply chain solution offerings for specific types of supply chains and industries where Metatec has had long and productive relationships. These market "clusters" have documented growth potential and supply chain needs that match Metatec's physical capabilities and demonstrated competencies. Industry analysts indicate that outsourced supply chain services will grow at 15-20 percent annually. Combining our long-standing ability to provide timely, high-quality optical disc manufacturing and packaging service with our demonstrated information technology allowing customers excellent visibility into their supply chains, we are positioned to become an effective niche player in the small to mid-sized company category.

A Look Ahead

While we have made good progress in 2002, challenges remain. Price erosion is estimated to continue in the remaining disc manufacturing sector, with another 10 percent erosion predicted for this year on top of the 15 percent erosion experienced last year. Other challenges are the prolonged national economic slump and the anxiety of an unsettled world that could result in slowing our overall progress.

While I have stressed in previous letters to you that there are no quick fixes, we believe we have the tools in place to deliver on our value statement: helping companies to streamline the process of delivering products and information to market through supply chain solutions that reduce costs, increase revenue and strengthen competitive advantage.

I wish to thank our customers, associates and shareholders for their patience and support as we move forward with our plans to return Metatec to sustainable profitability and growth.

Sincerely,



Christopher A. Munro
President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File Number: 0-9220

METATEC INTERNATIONAL, INC.

(Exact name of Registrant as specified in its charter)

OHIO	31-1647405
(State of Incorporation)	**(I.R.S. Employer Identification No.)**
7001 Metatec Boulevard Dublin, Ohio	43017
(Address of principal executive office)	**(Zip Code)**

Registrant's telephone number, including area code: (614) 761-2000

Securities registered pursuant to Section 12(b) of the Act:
None
(Title of Class)

Securities registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes __ No X

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter was as follows: $1,156,510 (voting common equity); $ -0- (non-voting common equity).

On March 7, 2003, the Registrant had 6,536,113 Common Shares outstanding, which is the Registrant's only class of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for its annual meeting of shareholders to be held on May 15, 2003, which proxy statement will be filed with the Securities and Exchange Commission within 120 days of December 31, 2002, are incorporated by reference into Part III, Items 10, 11, 12, and 13 of this Annual Report on Form 10-K.

[This Page Intentionally Left Blank]

METATEC INTERNATIONAL, INC.

FORM 10-K

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical facts, included in this Form 10-K of Metatec International, Inc. (the "Company") or incorporated herein by reference, including, without limitation, statements regarding the Company's future financial position, business strategy, budgets, projected costs, goals and plans and objectives of management for future operations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "project," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements speak only as the date the statements were made. Although the Company believes that the expectations reflected in forward-looking statements have a reasonable basis, it can give no assurance that these expectations will prove to be correct. Forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. For a discussion of the most significant risks and uncertainties that could cause the Company's actual results to differ materially from those projected, see Item 7—Forward-Looking Statements; Risk Factors Affecting Future Results. Except to the limited extent required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

ITEM 1. BUSINESS

General

Metatec International, Inc. ("Metatec" or the "Company") provides technology driven supply chain solutions that enable companies to streamline the process of delivering products and information to market, increase efficiencies and reduce costs. Metatec assists its customers with a wide range of services, from preparing their products for market to delivering their finished products into the distribution channel or directly to the end-users. The Company's solutions are built on a solid technology foundation that includes both customized system integration and a web-based reporting and tracking tool that makes real-time information easily accessible. Technologies include CD-ROM (compact disc-read only memory) and DVD (digital versatile disc) manufacturing services. Metatec maintains operations in Dublin, Ohio.

Since its inception, Metatec has been recognized as a high quality provider of CD-ROM and DVD manufacturing and packaging services. The Company is considered a pioneer in optical disc technology, being one of the earliest companies to help U.S. businesses utilize the vast data storage capacity of optical media. The Company's core business has been its optical disc manufacturing business. In recent years, the Company has expanded its core business offering by providing an expanded set of packaging and fulfillment services to its customers. More recently, and in response to both market conditions and customer need, the Company is transitioning into a provider of supply chain solutions while continuing to provide its core CD-ROM and DVD manufacturing capabilities as a component of the supply chain. For supply chain customers, the Company can provide support for the procurement of raw materials and packaging, warehousing, fulfillment, inventory management and returns management. These services are managed and integrated by extensive information technology that gives customers visibility into the supply chain to track the flow of information and product from raw material through delivery.

The Company's information technology infrastructure integrates the systems and applications of industry standard technology providers. These partnerships allow for a reliable, end-to-end system for information integration and exchange. The Company offers customized solution design services for customers to electronically link information exchange and process flow. Additionally, the Company's web-based tool, Metatec Exchange, is linked directly to the Company's order entry, production, and warehouse management systems providing real-time information about orders, inventory, and shipping status in a secure, online environment.

In September 2002, the Company sold its European disc manufacturing business to Nimbus, a Netherlands-based private investment group. In January 2003, the Company sold its electronic software delivery business, known as Metatec Express, to Digital River, Inc., a U.S. company that provides e-commerce services to businesses. These sales allow Metatec to concentrate on growing its business from the Company's facility in Dublin, Ohio. The Dublin facility has served as Metatec's primary business location since the Company's inception and is centrally located to major population centers.

Prior to May 1999, the registrant was Metatec Corporation, a Florida corporation that was incorporated on September 9, 1976. At the annual meeting of shareholders in April 1999, the shareholders of Metatec Corporation approved a proposal to change the registrant's state of incorporation from Florida to Ohio through a merger of Metatec Corporation with and into its wholly owned subsidiary Metatec International, Inc., an Ohio corporation which was incorporated on March 8, 1999. The merger of Metatec Corporation into Metatec International, Inc. became effective in April 1999. At that time, the registrant became an Ohio corporation and its name changed to Metatec International, Inc. The term "Company" includes Metatec Corporation as the predecessor to Metatec International, Inc.

Financial Information on Industry Segments

Financial information on industry segments as required by Item 101(b) of Regulation S-K is set forth in Note 10 of the "Notes to the Consolidated Financial Statements," which Note is part of the financial statements contained in Item 8 of this Form 10-K, which Note is incorporated herein by reference.

Industry Overview

With increased competition, companies are seeking better methods to manage costs and speed products to market. These events have given rise to a focus on outsourcing critical non-core functions, such as supply chain management. Companies are looking for help in compressing the supply chain with single-source providers of services. The Company's history of providing CD-ROM manufacturing, packaging and fulfillment services to software and other companies presents an opportunity for growing the Company's business with a focus on providing supply chain solutions. The Company is leveraging its existing customer base using Metatec's CD-ROM manufacturing services by expanding the breadth of services provided. In some cases, the Company does not manufacture optical discs as part of the offering because the customer does not require optical discs or makes its product available through a different medium, such as interactive game cartridges.

While use of optical discs is still a popular method for the distribution of business information, the commoditization of the market along with the continued development of Internet technology has significantly impacted the potential for revenue growth in optical disc technology. The Company will continue to offer optical disc manufacturing services as a component of the supply chain solution but will devote resources to developing and marketing supply chain solutions to markets with and without a need for optical disc technology.

Principal Products and Services

The Company provides technology driven supply chain solutions to help customers speed products to market. The Company's primary revenue producing component of the supply chain is CD-ROM and DVD manufacturing. Customers utilize disc technology to distribute a wide array of time-sensitive information. Disc technology is economical when compared to more traditional forms of distribution, such as printing, and offers substantial capacity for large quantities of information. Common uses of disc technology include software distribution, catalogs, digital imagery and information containing code-intensive audio, video and graphic presentations.

The supply chain solution supports both the business-to-business and retail marketplaces. The Company markets its services through a direct sales force which targets customers who generally have time-sensitive and recurring product and information distribution requirements.

The Company provides supply chain solutions that include raw material procurement through distribution into the channel and direct-to-user product shipping. The Company has a 151,000 square foot distribution center at its Dublin, Ohio location to support its supply chain offering. The continued development and support of supply chain solutions will be the foundation for the future growth of the Company.

The Company offers its customers direct visibility into their supply chain through Metatec Exchange. Customers can access a secure online area via the Internet to check packaging, monitor job progress through Metatec's manufacturing plant and manage inventory levels, among other capabilities. Metatec Exchange decreases communication time and enhances the exchange of information between Metatec and its customers. Additionally, customers can benefit from seamless information exchange with customized system integration into their back office systems.

The Company's Dublin, Ohio facility is ISO-9000 certified. The ISO-9000 quality system certification means that the Company's manufacturing facilities meet worldwide standards for quality practices. The Company utilizes certain patents and technology in its manufacturing activities which it licenses from third parties and which the Company believes to be generally available to other manufacturers.

The Company does not believe that compliance with federal, state, and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has had or will have a material effect upon the capital expenditures, earnings, or competitive position of the Company. The Company does not anticipate any material capital expenditures for environmental control facilities for 2003.

Marketing

The Company markets it products and services through a direct sales force. These associates are responsible for maintaining relationships with existing customers, revenue growth within existing customers and developing new business relationships. The associates are supported by customer service representatives who are responsible for managing day-to-day relationships with customers and developing in-depth knowledge of customers' businesses and industries. The Company also makes use of a variety of marketing communications initiatives such as awareness programs through e-marketing, case studies, positioning papers and sales collateral materials; sales lead generation programs; news media relations; a corporate web site and webinars; and occasional involvement in targeted trades shows and participation in industry panels and appearances.

Competition

The Company has a number of competitors, many of which are larger and have greater financial resources than the Company. The Company believes that the principal competitive factors in the supply chain solutions marketplace consist of service, quality, price, technology, and industry expertise and increasingly is measured by the ability to create overall value for the customer. The Company believes that it competes favorably with respect to these factors in the supply chain solutions arena and continues to develop its offering to differentiate itself from the competition.

The Company differentiates itself from its competitors by providing an integrated supply chain solution that includes scalability and flexibility, personalized customer service, customized solution design, supply chain visibility and proficiency within certain markets where the Company has demonstrated past success.

Employees

The Company employed approximately 247 persons as of February 28, 2003. Approximately 170 employees are directly involved in the manufacturing and distribution process, and the remainder are involved in sales, administration, and support. The Company believes that its relations with its employees is good.

ITEM 2. PROPERTIES

The Company owns a 346,000 square foot office, manufacturing, and distribution and fulfillment facility situated on approximately 25 acres located at 7001 Metatec Boulevard, Dublin, Ohio. The Company's principal executive offices are located at this facility. This facility also includes sales, administration, and customer support operations. A first mortgage on the real estate and improvements at this location secures the Company's long-term real estate debt.

ITEM 3. LEGAL PROCEEDINGS

The Company and numerous other parties have been named as defendants in a court proceeding filed in the United States District Court for the District of Arizona by the plaintiff, Lemelson Medical, Education & Research Foundation, Limited Partnership. In that court proceeding, the plaintiff is alleging that the defendants have infringed upon certain patents that allegedly are enforceable by the plaintiff. This court proceeding has been stayed pending the outcome of parallel litigation in Nevada that is challenging the validity of plaintiff's patents. At this time, the Company is unable to determine the likelihood of the outcome of either the Arizona or Nevada proceedings or whether an unfavorable outcome will be material to the Company.

The Company is involved in various legal claims arising from the normal course of business. While the ultimate liability, if any, from these proceedings is presently indeterminable, in the opinion of management, these matters should not have a material adverse effect on the consolidated financial statements of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the Company's fiscal year.

Executive Officers of the Registrant

The executive officers of the Company and their respective ages and present positions with the Company are as follows:

Officers	Age	Present Position(s) with the Company
Christopher A. Munro	42	President and Chief Executive Officer
Gary W. Qualmann	51	Chief Financial Officer and Treasurer
Julia A. Fratianne	40	Vice President, Finance and Secretary
Melodie A. Gee	46	Vice President and General Manager, Manufacturing Services
Kathryn A. Keane	40	Vice President, Supply Chain and Technology Solutions
Deanna D. Stewart	44	Vice President, Strategic Customer Development

Mr. Munro has been President and Chief Executive Officer of the Company since December 2001, and prior to that was Chief Operating Officer since joining the Company in January 2001. Prior to joining the Company, Mr. Munro held the position of senior vice president of strategy and development for Exel Logistics, a worldwide supply chain company with global headquarters in London UK. Mr. Munro was employed by Exel Logistics for over twenty years.

Mr. Qualmann has been Chief Financial Officer of the Company since joining the Company in February 2002 and has been Treasurer since May 2002. Mr. Qualmann also provided financial consulting services to the Company from October, 2001 until joining the Company. From March 1996 until June 2001, Mr. Qualmann was chief financial officer, treasurer, secretary and director of MindLeaders.com, Inc., an e-learning company based in Columbus, Ohio. From May 1988 until July 1995, Mr. Qualmann served as executive vice president and chief financial officer of Red Roof Inns, Inc., a lodging company based in Hilliard, Ohio.

Ms. Fratianne has been Vice President, Finance and Secretary of the Company since May 1998, and has held various accounting and finance positions with the Company since 1987.

Ms. Gee has been Vice President and General Manager, Manufacturing Services of the Company since December 2002. She was elected as an executive officer in February 2003. Ms. Gee has held various management positions with the Company since 1993.

Ms. Keane has been Vice President, Supply Chain and Technology Solutions since joining the Company in October 2002. She was elected as an executive officer in February 2003. From August 2001 until joining the Company, Ms. Keane was director, distribution planning for Limited Logistics Services. From 1993 until April 2001, Ms. Keane was with Borden Foods, formerly a brand-name food distributor based in Columbus, Ohio, most recently serving as a vice president of that company.

Ms. Stewart has been Vice President, Strategic Customer Development since joining the Company in April 2002. She was elected as an executive officer in February 2003. Prior to joining the Company, Ms. Stewart spent 22 years with AT&T Corporation in a variety of senior sales, marketing and business management roles, most recently serving as a vice president of sales of that company.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Shares are currently traded on the Over the Counter (OTC) Bulletin Board under the symbol META. Prior to April 26, 2002, the Common Shares were traded on the Nasdaq National Market system. The following table reflects the range of reported high and low last sales prices for the Common Shares for the periods indicated.

	High	Low
For the quarter ended 2002		
March 31	$0.48	$0.23
June 30	$0.38	$0.10
September 30	$0.30	$0.15
December 31	$0.27	$0.10
For the quarter ended 2001		
March 31	$1.56	$0.81
June 30	$1.32	$0.56
September 30	$1.20	$0.66
December 31	$0.79	$0.20

As of March 7, 2003 there were 3,785 holders of record of the Common Shares, and the last sales price per share on that date, as reported by the Over the Counter (OTC) Bulletin Board, was $0.08.

The Company has never paid cash dividends on its Common Shares, and it does not expect to pay cash dividends in the foreseeable future. The terms of the Company's credit facilities prohibit it from paying cash dividends or making any other distributions to shareholders without the prior consent of the administrative agent of these credit facilities.

ITEM 6. SELECTED FINANCIAL DATA

	2002	2001	2000	1999	1998
Net Sales	$ 49,694,924	$ 67,513,954	$ 92,856,253	$107,644,368	$ 76,630,600
Earnings (loss) from continuing operations	$ (720,928)	$(26,477,364)	$(17,990,163)	$ (3,025,952)	$ 920,395
Net earnings (loss)	$ (2,271,829)	$(29,973,839)	$(17,532,618)	$ (2,846,290)	$ 1,422,769
Earnings (loss) from continuing operations per common share:					
Basic and diluted	$ (0.11)	$ (4.32)	$ (2.96)	$ (0.50)	$ 0.15
Earnings (loss) per common share:					
Basic and diluted	$ (0.35)	$ (4.88)	$ (2.88)	$ (0.47)	$ 0.23
Weighted average number of common shares outstanding:					
Basic	6,515,557	6,136,002	6,085,426	6,074,879	6,058,414
Diluted	6,515,557	6,136,002	6,085,426	6,074,879	6,115,084
Total assets	$ 33,992,586	$ 45,455,840	$ 75,429,123	$109,395,967	$103,615,514
Long-term liabilities	$ 36,524,140	$ 39,395,641	$ 35,920,386	$ 47,382,793	$ 40,917,569
Shareholders' equity(deficiency)	$(10,502,554)	$ (9,145,080)	$ 20,171,877	$ 37,862,192	$ 41,949,897

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business of the Company

The Company provides technology driven supply chain solutions that enable its customers to streamline the process of delivering their products and information to market, increase efficiencies and reduce costs. The Company assists its customers with a wide range of services, from preparing their products for market to delivering their finished products into the distribution channel or directly to the end-users. The Company's solutions are built on a solid technology foundation that includes both customized system integration and a web-based reporting and tracking tool that makes real-time information easily accessible. Technologies include CD-ROM and DVD manufacturing services and secure Internet-based software distribution services. The Company's core CD-ROM manufacturing, packaging and distribution capabilities serve as a component of the supply chain. The Company's manufacturing and distribution facilities are located in Dublin, Ohio.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the appropriate application of accounting policies, many of which require the Company's management to make estimates and assumptions about future events and their impact on amounts reported in the Company's financial statements and related notes. Since future events and their impact cannot be determined with certainty, actual results will inevitably differ from management's estimates. Such differences could be material to the Company's financial statements.

Management believes that its application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change.

The Company's accounting policies are more fully described in Note 1 to the consolidated financial statements included elsewhere in this Form 10-K (see Item 8 herein). Described below are certain critical accounting policies which management believes are important to emphasize. These critical accounting policies are not intended to be a comprehensive list of all the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting other available alternatives would not produce a materially different result.

Long-lived assets. In evaluating the fair value and future benefits of long-lived assets, management completes an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets and reduces their carrying value by the excess, if any, as a result of such calculation. Management believes that the long-lived assets' carrying values and useful lives are appropriate.

Allowance for doubtful accounts. Management has attempted to reserve for expected credit losses based on the Company's past experience with similar accounts receivable, and it believes that the Company's reserves are adequate. It is possible, however, that the accuracy of management's estimation process could be materially impacted as the composition of this pool of accounts receivable changes over time. Management periodically reviews and modifies the estimation process as changes to the composition of this pool require.

Litigation. The Company and its legal counsel evaluate litigation and review the likelihood of an outcome and the resulting materiality to the Company. The Company is involved in various legal claims arising from the normal course of its business. While the ultimate liability, if any, from these proceedings is presently indeterminable, in the opinion of management, these matters should not have a material adverse effect on the consolidated financial statements of the Company.

Income taxes. The Company has a history of unprofitable operations. These losses generated a sizeable federal tax net operating loss, or NOL, carryforward of as of December 31, 2002.

Accounting principles generally accepted in the United States of America require the Company to record a valuation allowance against the deferred tax asset associated with this NOL if it is "more likely than not" that the Company will not be able to utilize the NOL to offset future taxes. Due to the size of the NOL carryforward in relation to the Company's history of unprofitable operations, management has not recognized any net deferred tax asset in the Company's financial statements.

In the future the Company could achieve levels of profitability which could cause management to conclude that it is more likely than not that the Company will realize all or a portion of the NOL carryforward. Upon reaching such a conclusion, the Company would record the estimated net realizable value of the deferred tax asset at that time and would then provide for income taxes at a rate equal to the Company's combined federal and state effective rates.

Recent Events

On February 18, 2003, the Company entered into an agreement with a licensor of a DVD patent, which agreement provides for a deferred payment schedule and, as a result, $137,000 of accrued royalties has been reclassified to other long-term liabilities as of December 31, 2002.

On January 14, 2003, the Company sold its Internet-based electronic software distribution ("ESD") business to Digital River, Inc. ("Digital River"), a global e-commerce outsource solutions provider based in Minneapolis, Minnesota. Under the terms of the agreement, Digital River acquired certain assets and assumed certain liabilities associated with the Company's ESD business, and the Company received approximately $1,100,000 in cash and notes, subject to adjustment based on an earn out computation. The Company will recognize a gain on sale of approximately $450,000 (unaudited) during the first quarter of 2003.

Pursuant to an agreement dated as of September 30, 2002, the Company sold its European CD-ROM manufacturing operations in Breda, The Netherlands, to Nimbus, a Netherlands-based private investment group. The transaction was structured as a sale of all of the shares of Metatec's European subsidiary to Nimbus. The shares were sold in exchange for the assumption of the European subsidiary's liabilities as of August 31, 2002. The Company accounted for these operations as discontinued operations and recognized a non-cash loss of $2,249,000 associated with this sale in the third quarter of 2002.

Results of Operations — 2002 Compared to 2001

Net sales in 2002 were $49,695,000, a decrease of $17,819,000, or 26% from 2001. This decrease was due to several factors. First, the closing of the Company's Milpitas, California ("Silicon Valley") plant and a restructuring of the Dublin, Ohio operations reduced manufacturing capacity and eliminated certain customers. Second, pricing of the Company's CD-ROM products and services declined consistent with industry-wide excess manufacturing capacity, a trend the Company anticipates will continue. Finally, demand for the Company's CD-ROM products and services declined due to several factors, including a decline in general economic conditions, the continued increase in customers using on-line or electronic methods to distribute information, and the continued maturation of the CD-ROM market.

Gross margin was 34% of net sales for 2002 and 26% of net sales for 2001. The 2001 gross margins were significantly impacted by the severe reduction in sales from the Company's Silicon Valley plant (the plant was closed during the fourth quarter of 2001) without a corresponding reduction in costs associated with that plant, and the restructuring of the Dublin operations in 2001. However, the Company believes that the significant improvement in gross margins in the period-to-period comparison also reflects management's focus on higher-margin customers in certain industries and the elimination of certain lower-margin customers.

Selling, general and administrative expenses ("SG&A") decreased to $15,157,000, or 30% of net sales, for 2002 as compared to $22,642,000, or 34% of net sales, for 2001. The improvement in the SG&A expense percentage, as well as the reduction in SG&A expenses, for the period-to-period comparison was primarily attributable to the restructuring and workforce reductions and the closure of the Silicon Valley location in the fourth quarter of 2001.

At each balance sheet date, a determination is made by management to ascertain whether any long-lived assets have been impaired based upon several criteria, including, but not limited to, revenue trends, undiscounted operating cash flows, and other operating factors. At the end of 2002, management evaluated these criteria and determined that no impairment was noted. At the end of 2001, management evaluated these criteria and determined that certain goodwill and long-lived assets associated with the Company's Dublin, Ohio and Breda, The Netherlands operations were impaired. Accordingly, in the fourth quarter of 2001, the Company recorded a $13,011,000 write-down of the carrying value of these impaired assets based on the discounted cash flows of the operations. In addition the Company made the decision to discontinue its implementation of an ERP system, which resulted in a charge of $2,455,000 during 2001. At December 31, 2001, there is no remaining goodwill on the balance sheet.

Restructuring expenses of $402,000 were incurred during 2002, compared to restructuring expenses of $2,041,000 in 2001. The 2002 restructuring expenses consisted of severance and termination benefits related to a fourth quarter workforce reduction. The 2001 restructuring expenses consisted primarily of severance and termination benefits related to a U.S. workforce reduction of approximately 42% and separation benefits for an executive as well as restructuring costs related to the closing of two remote sales offices. In addition, restructuring charges of $3,068,000 were incurred during 2001 related to the closure of the Company's Silicon Valley manufacturing facility. In connection with this restructuring, the Company completed the sale of its manufacturing assets associated with the Silicon Valley facility and terminated the lease for this facility.

Investment income was $10,000 for 2002 as compared to $37,000 for 2001. The decrease in investment income was a result of lower cash and cash equivalent balances. Interest expense was $2,919,000 for 2002 as compared to $3,471,000 for 2001. The decrease in interest expense was the result of decreased borrowings under the Company's credit facilities, as well as decreases in the interest rate.

An income tax benefit of $875,000 was realized in 2002 for an effective tax benefit of 55% due to the Job Creation and Worker Assistance Act of 2002. This law extended the carry back period from two years to five years for net operating losses arising in the 2001 and 2002 taxable years. The income tax expense was $42,000 in

2001, or an effective tax benefit of .16% due to the Company recording a full valuation allowance on all net tax assets.

The net loss from continuing operations for 2002 was $721,000, or $(.11) from continuing operations per basic and diluted common share, as compared to a net loss from continuing operations for 2001 of $26,477,000, or $(4.32) from continuing operations per basic and diluted common share. Including discontinued operations, discussed below, the Company had a net loss of $2,272,000 for 2002, or $(.35) per basic and diluted common share, as compared to a net loss for 2001 of $29,974,000, or $(4.88) per basic and diluted common share.

Discontinued Operations

Pursuant to an agreement dated as of September 30, 2002, the Company sold its European CD-ROM manufacturing operations in Breda, The Netherlands, to Nimbus, a Netherlands-based private investment group. The transaction was structured as a sale of all of the shares of Metatec's European subsidiary to Nimbus. The shares were sold in exchange for the assumption of the European subsidiary's liabilities as of August 31, 2002. The Company accounted for these operations as discontinued operations and recognized a non-cash charge of $2,249,000 associated with this sale during the third quarter of 2002.

European operations had revenues for the year ended December 31, 2002, which consisted of the nine months prior to the sale, of $6,286,000, as compared to $9,768,000 for the full year in 2001.

Pre-tax income for the Company's European operations for the year ended December 31, 2002, which consisted of the nine months prior to the sale, was $700,000, as compared to a $3,496,000 pre-tax loss for the full year in 2001.

Results of Operations — 2001 Compared to 2000

Net sales in 2001 were $67,514,000, a decrease of $25,342,000, or 27% from 2000. This decrease was due to several factors. First, the pricing for CD-ROM products and services continued to decline or remained at low levels industry-wide due to excess manufacturing capacity. Second, the demand for the Company's CD-ROM products and services declined due to several factors, including a decline in general economic conditions compounded by the events of September 11 2001, the continued increase in customers using on-line or electronic methods to distribute information, and the continued maturation of the CD-ROM market. Finally, management made a decision in 2001 to reduce the number of the Company's low-margin disc manufacturing customers.

Gross margin was 26% of net sales for 2001 and 29% of net sales for 2000. This reduction was primarily caused by the reduced utilization of the Company's manufacturing capacity and the continued decline of pricing for CD-ROM products and services, as well as the severe reduction in sales from the Company's Silicon Valley plant (the plant was closed during the fourth quarter of 2001) without a corresponding reduction in costs associated with that plant.

Selling, general and administrative expenses ("SG&A") decreased to $22,642,000, or 34% of net sales, for 2001, as compared to $24,998,000, or 27% of net sales, for 2000. The SG&A expense reduction in dollars was primarily attributed to the restructuring and workforce reductions, which occurred in the first, third, and fourth quarters of 2001, although the Company's decreased sales caused SG&A expenses to increase as a percentage of net sales.

At each balance sheet date, a determination is made by management to ascertain whether goodwill or any long-lived assets have been impaired based upon several criteria, including, but not limited to, revenue trends, undiscounted operating cash flows, and other operating factors. At the end of 2001, management evaluated these criteria and determined that certain goodwill and long-lived assets associated with the Company's Dublin, Ohio and Breda, The Netherlands operations, were impaired. Accordingly, in the fourth quarter of 2001, the Company recorded a $13,011,000 write-down of the carrying value of these impaired assets based on the discounted cash flows of the operations. In addition the Company made the decision to discontinue its implementation of an ERP system, which resulted in a charge of $2,455,000 during 2001. In 2000, the Company recorded a $15,638,000 writedown of the carrying value of impaired assets based on the discounted cash flows of the operations.

Restructuring expenses of $2,041,000 were incurred during 2001, as compared to restructuring expenses of $475,000 in 2000. The 2001 restructuring expenses consisted primarily of severance and termination benefits related to a U.S. and European workforce reduction of approximately 42% and separation benefits for an executive as well as restructuring costs related to the closing of two sales offices. The workforce reduction was accomplished through attrition, unfilled vacancies, and layoffs of temporary and some full time employees.

Additional restructuring charges of $3,068,000 were incurred during the fourth quarter of 2001, related to the closure of the Company's Silicon Valley manufacturing facility. In connection with this restructuring, the Company completed the sale of its manufacturing assets associated with the Silicon Valley facility and terminated the lease for this facility.

Investment income was $37,000 for 2001 as compared to $26,000 for 2000. The increase in investment income was a result of higher cash and cash equivalent balances. Interest expense was $3,471,000 for 2001 as compared to $4,235,000 for 2000. The decrease in interest expense was the result of decreased borrowings under the Company's credit facilities, as well as decreases in the interest rate.

Income tax of $42,000 was incurred in 2001, or an effective tax rate of .16% due to the Company recording a full valuation allowance on all net tax assets. The income tax benefit was $787,000 in 2000, or an effective tax benefit of 4.5%.

The net loss from continuing operations for 2001 was $26,477,000, or $(4.32) from continuing operations per basic and diluted common share, as compared to a net loss from continuing operations for 2000 of $17,990,000, or $(2.96) from continuing operations per basic and diluted common share. Including discontinued operations, as discussed above, the Company had a net loss of $29,974,000 for 2001, or $(4.88) per basic and diluted common share, as compared to a net loss for 2000 of $17,533,000, or $(2.88) per basic and diluted common share.

Impact of Inflation

Although inflation has an effect on salaries, employee benefits and other operating expenses, after considering general inflationary trends, the Company's operations were not significantly affected by inflation in 2002.

Recently Issued Financial Accounting Standards

SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," will be effective for fiscal years beginning after May 15, 2002 (December 31, 2003 for the Company). This Statement rescinds FASB Statements No. 4 and 64 that dealt with issues relating to the extinguishment of debt. This Statement also rescinds FASB Statement No. 44 that dealt with intangible assets of motor carriers. This Statement modifies SFAS No. 13, "Accounting for Leases," so that certain capital lease modifications must be accounted for by lessees as sale-leaseback transactions. Additionally, this Statement identifies amendments that should have been made to previously existing pronouncements and formally amends the appropriate pronouncements. The adoption of SFAS No. 145 will not have a significant effect on the Company's results of operations or its financial position.

SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities" will be effective for exit or disposal activities that are initiated after December 31, 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between this Statement and Issue 94-3 is that this Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The adoption of SFAS No. 146 will not have a material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-

Based Compensation" ("SFAS 123") to provide alternative methods for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation, amends the disclosure provisions of SFAS 123 and amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 ('FIN 45'), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34.* FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 are effective for the current fiscal year and were not material in relation to the Company's 2002 consolidated financial statements. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company has not assessed what impact, if any, the adoption of the initial recognition and measurement provisions of FIN 45 will have upon its financial condition or results of operations.

In January 2003, the FASB issued FIN 46, *Consolidation of Variable Interest Entities.* FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company, if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The initial adoption of this accounting pronouncement will not have a material impact on the Company's consolidated financial statements.

Financial Condition — Liquidity and Capital Resources

Source of Liquidity

The Company's principal source of liquidity in 2002 was cash flows generated from operations. Cash flow from operating activities was $5,277,000, $4,735,000, and $14,946,000 for 2002, 2001 and 2000, respectively. The Company anticipates that cash flows generated from operations will continue to be its principal source of liquidity during 2003.

Bank Financing Matters

The Company has a term loan facility and a revolving loan facility (collectively, the "Credit Facility") with its banks. The borrowing base of the revolving loan facility is limited to the lesser of (i) $10,000,000, or (ii) the sum of (A) 80% of eligible domestic accounts receivable, plus (B) 30% of eligible domestic inventory, plus (C) 90% of domestic machinery and equipment. The borrowing base is further reduced by the aggregate amount of the Company's outstanding letters of credit. As of December 31, 2002, $8,610,000 and $3,610,000 were outstanding under the term loan facility and revolving loan facility, respectively, and the Company had approximately $3,695,000 available to draw on its revolving loan facility.

The Credit Facilities mature on April 1, 2004. Quarterly principal payments are required for the term loan facility beginning in June 2002 if cashflows exceed certain specified targets over designated periods of time. The Credit Facilities are secured by a first lien on all non-real estate business assets of the Company and a pledge of the stock of the Company's subsidiaries. The Company is required to comply with the financial and other covenants contained in the loan agreement for the Credit Facilities. As of December 31, 2002, the Company was in compliance with these covenants. The Credit Facilities accrue interest at a rate equal to 3.5% in excess of the prime rate of the banks. Certain fees are required to be paid to the banks in connection with the Credit Facilities. The Company expects that it will be able to negotiate a new borrowing facility prior to April 1, 2004; however, there can be no assurance that the Company will be able to do so.

The Company has a $19,000,000 term loan facility which was used to permanently finance the Company's Dublin, Ohio distribution center completed in 1999 and to pay down other bank debt. The loan facility has an outstanding principal balance of $18,527,886 as of December 31, 2002. This term loan facility is payable in monthly principal and interest payments based upon a thirty year amortization schedule, bears interest at a fixed rate of 8.2%, and matures on September 1, 2009. This loan facility is secured by a first lien on all real property of the Company and letters of credit in favor of the lender, in an aggregate amount of $1,650,000.

Other Liquidity Matters

In August 2002, the Company entered into new licensing and other agreements with one of its CD and DVD patent licensors which, among other things, provides for a deferred payment schedule for accrued royalties owed by the Company under prior licensing agreements, and, as a result, $3,470,000 of accrued royalties were reclassified to other long-term liabilities.

In October 2002, the Company entered into a settlement agreement with another of its CD patent licensors which provides for a deferred payment schedule for accrued royalties owed under its licensing agreement and, as a result, $1,618,000 of accrued royalties were reclassified to other long-term liabilities. Of this amount, $809,000 may be forgiven in 2006 if the Company meets certain conditions in the agreement.

The Company and a former landlord of its Silicon Valley facility agreed to terminate a lease for this facility on January 15, 2002. The lease termination agreement was effective as of December 31, 2001. The lease termination relieved the Company of paying approximately $12,200,000 in lease payments due over the next seven years. In exchange for its agreement to terminate the lease, the landlord received a $1,500,000 unsecured, non-interest bearing promissory note (discounted to $1,228,349 at 8.5%) due in four equal installments beginning in January 2003, approximately $1,100,000 in cash, and 300,000 shares of the Company's common stock with a fair value of $.30 per share.

Recurring capital needs resulted in the purchase of $487,000 in property, plant and equipment during 2002, as compared to $1,318,000 in 2001 and $5,088,000 in 2000.

The Company did not carry any off-balance sheet derivative financial instruments or have any off-balance sheet financial arrangements at December 31, 2002.

Plan to Improve Liquidity and Financial Condition

The Company had shareholders' deficiency of $10,503,000 as of December 31, 2002, as compared to a shareholders' deficiency of $9,145,000 as of December 31, 2001. The Company's financial condition presents both short-term and long-term liquidity issues for the Company.

Management is addressing, and has addressed, the short-term liquidity situation. In response to declining pricing and reduced demand for CD-ROM products, management is implementing a plan to increase revenues from its supply chain solution services. In February 2002, management successfully negotiated an extension of the maturity date of the Company's Credit Facilities to April 2004.

The Company has generated positive cash flows from operations in each of the last three fiscal years. Management believes that the Company's current focus on its core business customers and continued cost saving measures will allow it to generate sufficient cash flows to meet operational needs in 2003. However, there can be no assurance that such measures will allow the Company to generate sufficient cash flows in 2003. Furthermore, additional actions will need to be taken to address the Company's long-term liquidity issues as a result of the Company's shareholders' deficiency.

The loan agreement for the Credit Facilities include financial covenants which require the Company to meet specified cash flow thresholds over designated periods of time. There can be no assurance that the Company will be able to meet these cash flow thresholds over such periods of time. See also "Forward Looking Statements; Risk Factors Affecting Future Results" which is part of this Item 7 for a further discussion of these and other risk factors which have affected and in the future could affect the Company's financial performance.

Statement of Management Responsibility

The consolidated financial statements of the Company are the responsibility of management, and those statements have been prepared in accordance with accounting principles generally accepted in the United Sates of America. All available information and management's judgment of current conditions and circumstances have been reflected. Management accepts full responsibility for the accuracy, integrity and objectivity of the financial information included in this report.

To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains systems of accounting and internal controls, including written policies and procedures, which are communicated to all appropriate levels of the Company. Management believes that the Company's accounting and internal control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.

Maintenance of sound internal control by division of responsibilities is augmented by internal review programs and an Audit Committee of the Board of Directors. The Audit Committee reviews the scope of the audits performed by the independent public accountants, Deloitte & Touche LLP, together with their audit report and any recommendations made by them. The independent accountants have free access to meet with the Audit Committee and Board of Directors with or without management representatives present.

Christopher A. Munro
President and
Chief Executive Officer

Gary W. Qualmann
Chief Financial Officer and Treasurer

Forward Looking Statements; Risk Factors Affecting Future Results

Statements contained in this Form 10-K or any other reports or documents prepared by the Company or made by management of the Company may be "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause the Company's operating results to differ materially from those projected. Forward-looking statements include, by way of example and without limitation, statements concerning plans, objectives, goals, strategies, future events of performance and underlying assumptions and other statements, which are other than statements of historical facts, and information concerning future results of the operations of the Company. Forward-looking statements may be identified, preceded by, followed by or otherwise include, without limitation, words such as "believes," "expects," "anticipates," "intends," "estimates" or similar expressions. There can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. The following risk factors, among others, in some cases have affected and in the future could affect the Company's actual financial performance.

Risks Associated with Company's Financial Condition

For the years ended December 31, 2002, 2001, and 2000, the Company's net losses were $2,272,000, $29,974,000, and $17,533,000, respectively. The Company cannot assure shareholders when, or whether, the Company will become, or remain profitable. The continued incurrence of losses will have a material adverse effect on the Company's financial position and ability to continue operations.

As of December 31, 2002, the Company had a shareholders' deficiency of $10,503,000. In the event of any sale or liquidation of the Company or its assets, there can be no assurance that any value will be realized by the Company's shareholders.

The Company's loan agreement for the Credit Facilities with its banks include financial covenants which require the Company to meet specified cash flow thresholds over designated periods of time. There can be no assurance that the Company will be able to meet these cash flow thresholds over such periods of time. The Company's failure to meet these cash flow thresholds is an event of default under the loan agreement which would allow the banks to accelerate the payment of the Credit Facilities and to exercise their other rights and remedies under the loan agreement, including the potential forced sale or liquidation of the Company or its assets.

The Company's liquidity and its ability to meet its current and long-term financial obligations as they become due will be dependent upon the Company's financial performance and its ability to meet the cash flow thresholds required by the loan agreement. The Company's failure to meet these cash flow thresholds would have a material adverse effect on the Company's financial position and ability to continue operations.

Product Concentration; Demand for Products

The Company manufactures CD-ROMs for substantially all of its current customers. Although the Company is implementing a plan to increase revenues from its supply chain solution services, CD-ROM manufacturing sales are expected to continue to account for a substantial portion of the Company's revenues for the foreseeable future.

The Company experienced a material decrease in the number of CD-ROM manufactured units in 2002 and 2001. This decrease was caused, in part, by a decline in the demand for the Company's CD-ROM products and services, which decline was caused primarily by the continued increase in customers using online and electronic methods to distribute information rather than CD-ROM and the continued maturation of the market for CD-ROM products. The Company anticipates that these factors will continue to impact the demand for the Company's CD-ROM products in 2003, which may cause a further decline in CD-ROM units manufactured in 2003. The continued decrease in demand for the Company's CD-ROM products would have a material adverse effect on the Company's revenue and operating results.

Included in the Company's CD-ROM products and services are audio CDs for the radio syndication programming services market. Radio syndication sales declined in 2002 and 2001 due to customers choosing to use CD-Recordable as a distribution method for smaller size orders, a trend that the Company believes will continue for the foreseeable future. Due to this change in the distribution method, along with the maturity of the radio syndication programming services market and the Company's existing share of sales in that market, the Company believes that revenues from radio syndication sales will continue to decline for the foreseeable future.

Pricing

In 2002, the pricing of CD-ROM products and services continued to decline or remained at low-levels industry-wide due to excess manufacturing capacity, a trend the Company anticipates will continue into 2003.

In prior years, market growth offset increased manufacturing capacity in the CD-ROM industry. However, this growth has ceased due to the maturation of this market. In addition, the Company's pricing of its new products and services may not in all cases be competitive with the other providers in the marketplace, and some new products and services may not be profitable.

Changes in General Economic or Business Conditions

The Company assists its customers with a wide range of services, from preparing their products for market to delivering their finished products into the distribution channel or directly to the end-users. Many of these customers are in industries and businesses that are cyclical in nature and subject to changes in general economic or business conditions, which can cause the Company's operating results to reflect this general cyclical pattern. Accordingly, changes in general economic or business conditions, including any prolonged or substantial economic downturn, could have a material adverse affect on the Company's business, results of operations and financial condition.

Competition

The Company faces competition in the information distribution industry from a number of sources, such as traditional print publishers, distributors of information, CD-ROM manufacturers, and others. The Company's competitors vary by market segment and include many companies which are larger, more established, and have substantially more resources than the Company. The Company does not benefit from its own patents or proprietary technology, and competition may increase in the future.

Technological Change

The market for information distribution services incorporating optical disc technology is based upon a sophisticated technology and is subject to rapid technological change. Current or new competitors may introduce new products, features or services that could adversely affect the Company's competitive position. Additionally, there can be no assurance that over time optical disc technology will not be replaced by another form of information storage and retrieval technology, such as electronic information services. The Company must continue to improve its products and related services and develop and successfully market new products and services in order to remain competitive. There can be no assurance that it will be able to do so.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company no longer uses derivative financial instruments in its investment portfolio. During 2001, the Company held forward contracts used to hedge the net receivable/payable position arising from an intercompany note between the Company and its European subsidiary. During the fourth quarter of 2001, the Company terminated this forward contract, with the proceeds reducing the Company's debt to one of its lenders. The Company places its investments in instruments that meet high credit quality standards. The Company does not expect any material loss with respect to its investment portfolio.

The Company utilizes term and revolving debt with variable interest rates of 3.5% above prime, and therefore, the Company is effected by changes in market interest rates. The Company does not expect changes in interest rates to have a material effect on income or cash flows in fiscal 2003, although there can be no assurances that interest rates will not significantly change.

The effect of foreign exchange rate fluctuations on the Company's statements of operations for its fiscal years ended December 31, 2002 and 2001, were not material.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Metatec International, Inc.:

We have audited the accompanying consolidated balance sheets of Metatec International, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Metatec International, Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
March 7, 2003
Columbus, Ohio

METATEC INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

	At December 31, 2002	At December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 336,597	$ 1,291,778
Restricted cash	146,000	0
Accounts receivable		
Trade, net of allowance for doubtful accounts of $200,000 and $300,000 respectively	7,251,086	10,508,965
Due from sale of assets	0	1,000,000
Inventory	1,096,912	1,841,292
Prepaid expenses	920,514	666,047
Net assets of discontinued operations	0	1,207,924
Total current assets	9,751,109	16,516,006
Property, plant and equipment — net	24,094,376	28,770,668
Other assets	147,101	169,166
Total Assets	$ 33,992,586	$ 45,455,840
Liabilities & Shareholders' Deficiency		
Current liabilities:		
Accounts payable	$ 2,556,727	$ 3,825,466
Accrued expenses:		
Royalties	452,152	5,098,535
Personal property taxes and real estate taxes	1,362,188	1,416,645
Payroll and benefits	1,059,480	1,434,139
Restructuring	901,721	2,658,275
Other	615,120	536,548
Unearned income	58,767	52,796
Current maturities of long-term real estate debt	170,995	157,399
Current maturities of other long-term debt and capital lease obligations	793,850	25,476
Total current liabilities	7,971,000	15,205,279
Long-term real estate debt	18,356,891	18,527,886
Other long-term debt and capital lease obligations, less current maturities	17,018,611	20,194,352
Other long-term liabilities	1,148,638	673,403
Total liabilities	44,495,140	54,600,920
Commitments and contingencies (Notes 4, 5, and 6)		
Shareholders' deficiency:		
Common stock, no par value; authorized 10,000,000 shares; issued 7,217,855 shares	33,008,138	35,031,138
Accumulated deficit	(39,819,030)	(37,547,201)
Accumulated other comprehensive loss	0	(786,480)
Treasury stock, at cost; 681,742 and 1,081,742 shares	(3,670,537)	(5,822,537)
Unamortized restricted stock	(21,125)	(20,000)
Total shareholders' deficiency	(10,502,554)	(9,145,080)
Total Liabilities & Shareholders' Deficiency	$ 33,992,586	$ 45,455,840

See notes to consolidated financial statements.

METATEC INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2002	2001	2000
NET SALES	$49,694,924	$ 67,513,954	$ 92,856,253
Cost of sales	32,823,337	50,213,388	66,314,596
Gross margin	16,871,587	17,300,566	26,541,657
Selling, general and administrative expenses	15,156,785	22,641,688	24,997,951
Impairment of goodwill and assets and other restructuring costs	401,608	17,660,182	16,112,287
OPERATING EARNINGS (LOSS) FROM CONTINUING OPERATIONS	1,313,194	(23,001,304)	(14,568,581)
Other income (expense):			
Investment income	9,769	37,346	26,184
Interest expense	(2,918,891)	(3,471,406)	(4,234,766)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(1,595,928)	(26,435,364)	(18,777,163)
Income taxes (benefit)	(875,000)	42,000	(787,000)
LOSS FROM CONTINUING OPERATIONS	$ (720,928)	$(26,477,364)	$(17,990,163)
Profit (Loss) from discontinued operations (including loss on disposal of $2,249,488 in 2002), adjusted for tax effect of $43,000 in 2000	(1,550,901)	(3,496,475)	457,545
NET LOSS	$ (2,271,829)	$(29,973,839)	$(17,532,618)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:			
Basic and diluted	6,515,557	6,136,002	6,085,426
LOSS FROM CONTINUING OPERATIONS PER COMMON SHARE			
Basic and diluted	$ (0.11)	$ (4.32)	$ (2.96)
NET LOSS PER COMMON SHARE			
Basic and diluted	$ (0.35)	$ (4.88)	$ (2.88)

See notes to consolidated financial statements.

METATEC INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Unamortized Restricted Stock	Total
BALANCE AT DECEMBER 31, 1999	$34,949,138	$0	$ 9,959,256	$(1,223,665)	$(5,822,537)	$ 0	$ 37,862,192
Comprehensive Loss:							
Net loss			(17,532,618)				(17,532,618)
Foreign currency translation adjustments				(199,697)			(199,697)
Comprehensive loss							(17,732,315)
Stock options exercised	32,000						32,000
Tax benefit relating to stock options	10,000						10,000
BALANCE AT DECEMBER 31, 2000	34,991,138	0	(7,573,362)	(1,423,362)	(5,822,537)	0	20,171,877
Comprehensive Loss:							
Net loss			(29,973,839)				(29,973,839)
Foreign currency translation adjustments				(311,579)			(311,579)
Gain on termination of forward contracts				948,461			948,461
Comprehensive loss							(29,336,957)
Issuance of restricted shares	40,000					(40,000)	0
Amortization of restricted stock						20,000	20,000
BALANCE AT DECEMBER 31, 2001	35,031,138	0	(37,547,201)	(786,480)	(5,822,537)	(20,000)	(9,145,080)
Comprehensive Loss:							
Net loss			(2,271,829)				(2,271,829)
Accretion of gain on termination of forward contracts				(937,248)			(937,248)
Realization of loss on foreign currency translation				1,723,728			1,723,728
Comprehensive loss							(1,485,349)
Issuance of treasury stock	(2,062,000)				2,152,000		90,000
Issuance of restricted shares	39,000					(39,000)	0
Amortization of restricted stock						37,875	37,875
BALANCE AT DECEMBER 31, 2002	$33,008,138	$0	$(39,819,030)	$ (0)	$(3,670,537)	$(21,125)	$(10,502,554)

See notes to consolidated financial statements.

METATEC INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$(2,271,829)	$(29,973,839)	$(17,532,618)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	5,058,219	9,536,428	13,184,117
Write-down of fixed assets and goodwill	0	13,412,688	15,637,642
Deferred income tax expense (benefit)	0	692,107	(338,107)
Tax benefit from stock options exercised	0	0	10,000
Net (gain) loss on sales of property, plant and equipment	1,463,008	64,494	(141,624)
Recognition of amount previously included in other comprehensive income	786,480	0	0
Changes in assets and liabilities (net of discontinued operations):			
Accounts receivable	3,257,878	2,378,380	5,371,699
Inventory	489,227	726,154	796,649
Prepaid expenses and other assets	(254,467)	325,426	369,840
Accounts payable and accrued expenses	(3,002,612)	2,951,221	(3,472,837)
Unearned income	5,971	(30,894)	48,933
Net assets of discontinued operations	(255,084)	4,653,189	1,011,991
Net cash provided by operating activities	5,276,791	4,735,354	14,945,685
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	(487,280)	(1,317,888)	(5,088,249)
Proceeds from the sales of property, plant and equipment	1,438,056	53,990	314,893
Net cash provided (used) by investing activities	950,776	(1,263,898)	(4,773,356)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Increase in restricted cash	(146,000)	0	0
Increase in long-term debt and capital lease obligations	0	2,091,138	4,139,597
Payment of long-term debt and capital lease obligations	(1,550,705)	0	(14,099,986)
Net reduction in revolving line of credit	(5,486,043)	(5,794,961)	0
Stock options exercised	0	0	32,000
Net cash used by financing activities	(7,182,748)	(3,703,823)	(9,928,389)
Increase (decrease) in cash and cash equivalents	(955,181)	(232,367)	243,940
Cash and cash equivalents at beginning of year	1,291,778	1,524,145	1,280,201
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 336,597	$ 1,291,778	$ 1,524,141
SUPPLEMENTAL CASH FLOW DISCLOSURES:			
Interest paid	$ 2,777,127	$ 3,352,231	$ 4,250,213
Income taxes refunded	$ (897,182)	$ (667,375)	$ (837,228)
Assets purchased for the assumption of liabilities	$ 39,657	$ 12,549	$ 194,818
Gain on termination of forward contracts	$ 0	$ 948,461	$ 0
Assets sold for the assumption of receivable	$ 0	$ 1,000,000	$ 0
Termination of capital lease	$ 0	$ 1,160,742	$ 0
Note payable issued for capital lease termination	$ 0	$ (1,228,347)	$ 0
Payment of accrued restructuring expense by the issuance of treasury stock	$ 90,000	$ 0	$ 0
Exchange of short-term accrued royalties obligation for a long-term notes payable	$ 4,278,832	$ 0	$ 0
Credit of a payable in exchange for a sale of an asset	$ 62,000	$ 0	$ 0

See notes to consolidated financial statements.

METATEC INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation — The consolidated financial statements include the accounts of Metatec International, Inc., an Ohio corporation, and its wholly owned subsidiaries (the "Company" or "Metatec"). All significant intercompany accounts and transactions have been eliminated. Metatec's subsidiaries maintain separate financial statements.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Management believes those estimates and assumptions utilized in preparing the financial statements are reasonable. Actual results could differ from these estimates.

Nature of Operations — The operations of the Company are in the information industry primarily providing optical disc manufacturing, packaging and distribution for specific customers, primarily in North America. The Company maintains one manufacturing, sales, distribution and development facility in the United States and prior to September 2002, one in Europe. The revenues from product sales are recognized at the time the products are shipped. The Company has shifted its focus to supply chain solution services with its core CD-ROM manufacturing capabilities serving as a component of the supply chain.

The Company incurred net losses from continuing operations of approximately $721,000, $26,477,000 and $17,990,000 in 2002, 2001 and 2000, respectively. The Company incurred net losses of approximately $2,272,000, $29,973,000, and $17,533,000 in 2002, 2001 and 2000, respectively. Included in the losses are non-recurring losses of $2,249,000 in 2002 from disposal of its European operations and non-recurring charges resulting from the impairment of goodwill and long-lived assets and restructuring charges totaling approximately $20,576,000 including $2,916,000 in discontinued operations and $16,112,000 in 2001 and 2000, respectively. Also, as of December 31, 2002, the Company had a shareholders' deficiency of $10,503,000. However, the Company generated positive cash flows from operations in each of these years. Additionally, the Company successfully amended certain terms and financial covenants of its bank credit facilities, including extending the maturity date to 2004. Management believes that the Company's current focus on its core business customers and continued cost saving measures will allow it to generate sufficient cash flows to meet operational needs in 2003.

Discontinued operations — Pursuant to an agreement dated as of September 30, 2002, the Company sold its European CD-ROM manufacturing operations in Breda, The Netherlands, to Nimbus, a Netherlands-based private investment group. The transaction was structured as a sale of all of the shares of Metatec's European subsidiary to Nimbus. The shares were sold in exchange for the assumption of the European subsidiary's liabilities as of August 31, 2002 of approximately $1,911,000. The Company accounted for these operations as discontinued operations and recognized a non-cash loss of $2,249,000 associated with this sale in the third quarter of 2002.

European operations had revenues for the year ended December 31, 2002, which consisted of the nine months prior to the sale, of $6,286,000, as compared to $9,768,000 for 2001 and $11,375,000 for 2000.

Pre-tax income for the Company's European operations for the year ended December 31, 2002, which consisted of the nine months prior to the sale, was $700,000, as compared to $3,496,000 pre-tax loss for 2001 and $406,000 pre-tax income for 2000.

Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid instruments such as certificates of deposit, time deposits, treasury notes and other money market instruments which generally have maturities of less than three months. The carrying amounts reported in the balance sheets approximate fair value. The Company holds cash primarily in one financial institution.

Inventory — Inventory consists primarily of raw materials and spare parts and is valued at the lower of cost or market with cost determined by the first-in, first-out method.

Property, Plant and Equipment — Property, plant and equipment are recorded at cost. The cost of maintenance and repairs is charged against results of operations as incurred. Property, plant and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets which range from three to thirty years. For income tax purposes, accelerated methods are used for all eligible assets.

Goodwill — Goodwill represented the excess of cost over net assets acquired and was amortized using the straight-line method over estimated useful lives ranging from 10 to 15 years. In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets," at each balance sheet date, a determination is made by management to ascertain whether goodwill and other long-lived assets have been impaired based on several criteria, including, but not limited to, revenue trends, undiscounted operating cash flows and other operating factors. At the end of 2001, management determined that certain assets were impaired (See Note 2) and goodwill was written off at that time.

Income Taxes — The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which uses the liability method to calculate deferred income taxes. This standard requires, among other things, recognition of future tax benefits, measured by enacted tax rates, attributable to deductible temporary differences between the financial statement basis and income tax basis of assets and liabilities and net operating loss carry forwards to the extent realization is more likely than not.

Advertising — The Company expenses advertising costs as incurred. Advertising expense was $5,358, $122,341 and $10,153 for 2002, 2001 and 2000, respectively.

Net Loss Per Common Share — Basic net loss per common share is computed based on the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed similarly but includes the dilutive effect of stock options. During 2002, 2001 and 2000, the effect of stock options was anti-dilutive.

Comprehensive Income (Loss) — SFAS No. 130, "Reporting Comprehensive Income," requires the reporting and display of comprehensive income (loss) and its components for all years presented. The Company had other comprehensive loss related to foreign currency translation adjustments of $161,981 in 2001. During November 2001, the Company terminated its forward contracts. The related gain of $948,461 is shown as an offset to other comprehensive income and was accreted to net income and included in discontinued operations in 2002. The Company sold its Breda operations in 2002 and the other comprehensive loss related to foreign currency translation was realized at the time of sale (included in loss from discontinued operations).

Financial Instruments — The Company entered into a series of forward contracts (against the Euro and U.S. Dollar) to hedge an intercompany note between the Company and its European subsidiary. The Company is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative purposes. The purpose of the Company's hedging was to protect it from the risk that the eventual functional currency inflows resulting from the intercompany payments will be adversely affected by changes in exchange rates. The forward contracts were designed to correspond with the repayment schedule contained within the intercompany note. While these hedging instruments were subject to fluctuations in value, such fluctuations were generally offset by the value of the underlying exposures being hedged. During the fourth quarter of 2001, the above noted forward contracts were terminated. The Company realized a gain on the termination of these contracts of $948,461 which was used to pay down an operating lease with one of its lenders. This gain was recorded in other comprehensive income and was accreted to net income in 2002 when the Company sold its European subsidiary.

The Company does not carry any off balance sheet derivative financial instruments at December 31, 2002.

Foreign Currency Translation — The assets and liabilities of the Company's subsidiaries outside the United States were translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Income and expense items were translated at the average exchange rates prevailing during the period. Gains and losses resulting from foreign currency transactions were recognized currently in net income and those resulting from translation of financial statements were recognized currently in comprehensive income. There are no foreign subsidiaries as of December 31, 2002.

Self-Insurance — The Company is self-insured with respect to medical and dental claims for its employees. The Company has obtained stop-loss insurance for claims in excess of $100,000 per individual per year and $1,000,000 lifetime maximum per individual. The Company has recorded an estimated liability for self-insured claims incurred but not reported at December 31, 2002 and 2001 of $300,000 and $270,000, respectively. The Company is also self- insured with respect to short term disability claims.

Stock-based compensation — The Company has adopted the disclosure provision of SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment to FASB Statement No. 123." The Statement requires prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company accounts for stock compensation awards under the intrinsic method of Account Principles Board ("APB") Opinion No. 25 (see Note 9). Opinion No. 25 requires compensation cost to be recognized based on the excess, if any, between the quoted market price of the stock at the date of grant and the amount an employee must pay to acquire the stock. All options awarded under all of the Company's plans are granted with an exercise price equal to the fair market value on the date of the grant. The following table presents the effect on the Company's net earnings and earnings per share had the Company adopted the fair value method of accounting for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation".

	2002	2001	2000
Net loss —			
As reported	$(2,271,829)	$(29,973,839)	$(17,532,618)
Pro forma	$(2,361,554)	$(29,989,447)	$(17,665,757)
Loss per share —			
As reported			
Basic and diluted	$ (0.35)	$ (4.88)	$ (2.88)
Pro forma —			
Basic and diluted	$ (0.36)	$ (4.89)	$ (2.90)

The pro forma amounts are not representative of the effects on reported net earnings or earnings per common share for future years.

Impact of New Accounting Standards — SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," will be effective for fiscal years beginning after May 15, 2002 (December 31, 2003 for the Company). This Statement rescinds FASB Statements No. 4 and 64 that dealt with issues relating to the extinguishment of debt. This Statement also rescinds FASB Statement No. 44 that dealt with intangible assets of motor carriers. This Statement modifies SFAS No. 13, "Accounting for Leases," so that certain capital lease modifications must be accounted for by lessees as sale-leaseback transactions. Additionally, this Statement identifies amendments that should have been made to previously existing pronouncements and formally amends the appropriate pronouncements. The adoption of SFAS No. 145 will not have a significant effect on the Company's results of operations or its financial position.

SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities," will be effective for exit or disposal activities that are initiated after December 31, 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between this Statement and Issue 94-3 is that this Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The adoption of SFAS No. 146 will not have a material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation, amends the disclosure provisions of SFAS 123 and amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34.* FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 are effective for the current fiscal year and were not material in relation to the Company's 2002 consolidated financial statements. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company has not assessed what impact, if any, the adoption of the initial recognition and measurement provisions of FIN 45 will have upon its financial condition or results of operations.

In January 2003, the FASB issued FIN 46, *Consolidation of Variable Interest Entities.* FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company, if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The initial adoption of this accounting pronouncement will not have a material impact on the Company's consolidated financial statements.

2. IMPAIRMENT OF ASSETS AND RESTRUCTURING CHARGES

Description	Termination Benefits	Exit/Other Costs	Loss on Write-Down of Assets	Total
		In '000's		
Accrued balance December 31, 1999	$ 289	$ 562		$ 851
Provision 2000	$ 475		$ 15,637	$ 16,112
Payments 2000	$ (764)	$ (412)		$ (1,176)
Asset Write-offs 2000			$(15,637)	$(15,637)
Accrued balance December 31, 2000	$ —	$ 150	$ —	$ 150
Provision 2001	$1,895	$ 3,135	$ 12,630	$ 17,660
Payments 2001	$ (527)	$ (184)		$ (711)
Asset Write-offs 2001			$(12,630)	$(12,630)
Accrued balance December 31, 2001	$1,368	$ 3,101	$ —	$ 4,469
Provision 2002	$ 402	$ —	$ —	$ 402
Payments 2002	$ (897)	$(1,740)	$ —	$ (2,637)
Accrued balance December 31, 2002	$ 873	$ 1,361	$ —	$ 2,234
Accrued Restructuring — Current	$ 873	$ 404	$ —	$ 1,277

During 2002, the Company made decisions to reduce expenses by restructuring its workforce in Dublin.

During 2001, the Company made decisions to reduce expenses by restructuring its manufacturing and support services through workforce reductions related to the facilities in Dublin, Ohio ("Dublin"), Milpitas, California ("Silicon Valley"), and Breda, The Netherlands ("Breda").

Additional restructuring charges were incurred during the fourth quarter of 2001 related to the closure of the Company's Silicon Valley facility. In relation to this restructuring, the Company completed the sale of its manufacturing assets associated with Silicon Valley and terminated the lease on this facility, all of which was effective December 31, 2001. In exchange for its agreement to terminate the lease, the landlord received a $1,500,000 unsecured, non-interest bearing promissory note (discounted to $1,228,349 at 8.5%) due in four equal installments beginning in January 2003, and approximately $1,100,000 in cash, and 300,000 shares of the Company's common stock with a fair value of $.30 per share (See Note 4). In addition, the Company took a write-off related to the closing of two sales offices during 2001.

In December 2001, a determination was made by management that goodwill and specific fixed assets associated with the Company's operations were impaired. This decision was based upon an analysis of expected future cash flows and required a writedown of these assets. Accordingly, a writedown of goodwill ($1,472,000) and fixed assets ($8,703,000) totaling $10,175,000 was recorded using discounted future cash flows to estimate fair value. In addition, management made the decision that certain modules of the Company's ERP system which were under development would not be completed and implemented, resulting in a write-off of $2,455,144.

During the first quarter of 2000, the Company made a decision to reduce selling, general and administrative expenses by restructuring its support services through a workforce reduction in the Dublin and Silicon Valley facilities. At that time the Company incurred a restructuring charge of $430,561 primarily for severance and termination benefits. During the fourth quarter of 2000, the Company made another workforce reduction at the

Silicon Valley facility resulting in a restructuring charge of $44,084 primarily for severance and termination benefits.

At the end of 2000, a determination was made by management that goodwill and specific fixed assets associated with the Company's Silicon Valley operations, which were acquired from Imation Corporation in September 1998, were impaired. This decision was based upon an analysis of expected future cash flows and required a writedown of these assets. Accordingly, a writedown of goodwill ($11,695,618) and fixed assets ($3,942,024) totaling $15,637,642 was recognized using discounted future cash flows to estimate fair value.

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31:

	2002	2001
Land	$ 2,579,787	$ 2,579,787
Buildings and improvements	22,473,357	22,480,944
Machinery and equipment	34,612,252	37,595,120
Furniture and fixtures	4,380,933	4,381,989
Computer equipment and related software	8,213,427	9,178,835
Total	72,259,756	76,216,675
Less accumulated depreciation and impairment	(48,165,380)	(47,446,007)
Net property, plant and equipment	$ 24,094,376	$ 28,770,668

4. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations consisted of the following at December 31:

	2002	2001
Term debt	$ 8,609,791	$ 9,835,488
Revolving line of credit	3,609,910	9,095,953
Real estate financing	18,527,886	18,685,285
Former Silicon Valley facility lessor	1,332,758	1,228,349
US Philips	3,461,899	0
Discovision Associates	764,130	0
Capital lease obligations	33,973	60,038
Total	36,340,347	38,905,113
Less current maturities	(964,845)	(182,875)
Long-term debt and capital lease obligations	$35,375,502	$38,722,238

On February 8, 2002, the Company entered into an amended and restated loan agreement (the "Amended Loan Agreement") with its banks which replaced the Company's prior agreement with its banks. Under the Amended Loan Agreement, the credit facilities consist of three separate loans: (1) an asset based revolving loan facility with a borrowing base as described below; (2) a term loan facility in the principal amount of $9,326,250; and (3) a second term loan facility in the original principal amount of $509,238. The borrowing base of the revolving loan facility is limited to the lesser of (i) $10,000,000, or (ii) the sum of (A) 80% of eligible domestic accounts receivable, plus (B) 30% of eligible domestic inventory, plus (C) 90% of domestic machinery and equipment. The borrowing base is further reduced by the aggregate amount of the Company's outstanding letters of credit and is permanently reduced by the amount of any additional advances made to the Company under the second term loan facility.

The revolving loan and the term loans mature on April 1, 2004. Quarterly principal payments are required, beginning in June 2002 if cash flow, as defined, exceeds certain predetermined targets. The credit facilities are secured by a first lien on all non-real estate business assets of the Company and a pledge of the stock of the Company's subsidiaries. The Company is required to comply with the financial and other covenants contained in the Amended Loan Agreement. The revolving loan and the term loans accrue interest at a rate equal to 3.5% in excess of the prime rate of the banks (total of 7.25% at December 31, 2002). Certain fees are required to be paid to the banks in connection with the credit facilities.

As of December 31, 2002, $8,609,791 and $3,609,910 was outstanding under the bank term loan facility and the bank revolving loan facility, respectively, and the Company had approximately $3,695,000 available to draw on its revolving loan facility. The Company was in compliance with its financial and other covenants as of December 31, 2002.

The Company has a $19,000,000 term loan facility which was used to permanently finance the Company's Dublin, Ohio distribution center completed in 1999 and to pay down other bank debt. The loan facility has an outstanding principal balance of $18,527,886 as of December 31, 2002. This term loan facility is payable in monthly principal and interest payments based upon a thirty year amortization schedule, bears interest at a fixed rate of 8.2%, and matures on September 1, 2009. This loan facility is secured by a first lien on all real property of the Company and bank letters of credit in favor of the lender, in an aggregate amount of $1,650,000 which are renewed annually.

The Company entered into a $1,500,000 long-term note with its former Silicon Valley facility landlord, Fleming Business Park, effective December 31, 2001 (See Note 2). This is an unsecured, non-interest bearing note which was discounted at 8.5% and is due in four equal annual installments beginning in January 2003.

In August 2002, the Company entered into new licensing and other agreements with one of its CD and DVD patent licensors which, among other things, provides for a deferred payment schedule for accrued royalties owed by the Company under prior licensing agreements. As a result, $3,470,000 million of accrued royalties were exchanged for a 6% note, payable in quarterly payments with a termination date of December 31, 2008.

In October 2002, the Company entered into a settlement agreement with another of its CD patent licensors which provides for a deferred payment schedule for accrued royalties owed under its licensing agreement and, as a result, $1,618,000 of accrued royalties were reclassified to long-term liabilities. The Company issued an $809,000 non-interest bearing note with the final payment due December 31, 2005. The remaining $809,000 may be forgiven in 2006 if the Company meets certain conditions in the agreement and is currently classified in other long-term liabilities.

The estimated fair value of the Company's long-term obligations approximated their carrying amount at December 31, 2002 and 2001, based on current market prices for the same or similar issues.

The terms of the Company's credit facilities prohibit it from paying cash dividends or making any other distributions to shareholders without the prior consent of the administrative agent of these credit facilities.

Total long-term debt maturities from 2003 to 2007, assuming no additional principal payments based on excess cashflow, are as follows: $964,845, $13,246,059, $1,424,103, $1,364,451, $1,037,731 respectively, and $18,303,158 thereafter.

5. LEASES

At December 31, 2002, the Company leased office equipment with related accumulated depreciation of $39,060 under non-cancelable capital lease agreements expiring at various dates through 2004. Maintenance, insurance, and tax expenses are the responsibility of the Company under the agreements.

Operating lease expense was $346,888, $1,921,966 and $2,229,479 for 2002, 2001 and 2000, respectively.

The future annual minimum lease payments under all capital leases, together with the present value of the minimum lease payments and the future minimum rental payments required under all operating leases that have initial or remaining lease terms in excess of one year, are as follows:

Year ending December 31:	Capital Leases	Operating Leases
2003	$24,199	$192,557
2004	11,837	93,220
Total minimum lease payments	36,036	$285,777
Less amount representing interest	(2,063)	
Present value of net minimum payments	$33,973	

6. COMMITMENTS AND CONTINGENCIES

Litigation — The Company and numerous other parties have been named as defendants in a court proceeding filed in the United States District Court for the District of Arizona by the plaintiff, Lemelson Medical, Education & Research Foundation, Limited Partnership. In that court proceeding, the plaintiff is alleging that the defendants have infringed upon certain patents that allegedly are enforceable by the plaintiff. This court proceeding has been stayed pending the outcome of parallel litigation in Nevada that is challenging the validity of plaintiff's patents. At this time, the Company is unable to determine the likelihood of the outcome of either the Arizona or Nevada proceedings or whether an unfavorable outcome will be material to the Company.

The Company is involved in various legal claims arising from the normal course of business. While the ultimate liability, if any, from these proceedings is presently indeterminable, in the opinion of management, these matters should not have a material adverse effect on the consolidated financial statements of the Company.

7. INCOME TAXES

The components of income tax expense (benefit) were as follows:

	2002	2001	2000
Federal:			
Current	$(875,000)	$(472,000)	$(638,000)
Deferred	0	89,000	9,000
Total Federal	(875,000)	(383,000)	(629,000)
State and Local:			
Current	0	(93,000)	72,000
Deferred	0	741,000	(230,000)
Total State and Local	0	648,000	(158,000)
Foreign:			
Current	0	9,000	(21,000)
Deferred	0	(232,000)	(22,000)
Total Foreign	0	(223,000)	(43,000)
Total	$(875,000)	$ 42,000	$(830,000)

Total loss from continuing operations before income tax expense in 2002 was comprised of $1,596,000 in domestic losses. Total loss before income tax benefit in 2001 was comprised of $ 4,026,000 in foreign losses and $25,906,000 in domestic losses. Total loss before income tax benefit in 2000 was comprised of $167,000 in foreign losses and $18,195,000 in domestic losses.

Significant differences between income tax expense (benefit) recorded for financial reporting purposes and income taxes (benefit) calculated using the Federal statutory rate of 34% on the loss from continuing operations are as follows:

	2002	2001	2000
Tax benefit at statutory rate	$(542,000)	$(10,177,000)	$(6,244,000)
State and local tax expense (benefit), net of federal benefit	7,000	428,000	(104,000)
Non deductible goodwill	0	153,000	161,000
Change in valuation reserve	(399,000)	9,605,000	5,317,000
Other	59,000	33,000	40,000
Total	$(875,000)	$ 42,000	$ (830,000)

Deferred income taxes recorded in the consolidated balance sheets at December 31, 2002 and 2001 consisted of the following:

	2002	2001
Deferred tax assets:		
State tax credit (expires 2005)	$ 595,000	$ 595,000
Allowance for doubtful accounts	89,000	139,000
Net operating loss carryforwards	11,053,000	8,419,000
Restructuring charges	402,000	1,684,000
Impaired assets	4,395,000	6,974,000
Depreciation	2,474,000	1,692,000
Accrued medical insurance	134,000	120,000
Other	375,000	459,000
Valuation allowance	(19,330,000)	(19,729,000)
Total deferred tax assets	$ 187,000	$ 353,000
Deferred tax liabilities:		
Depreciation	0	0
Prepaid expenses	150,000	174,000
Foreign currency	0	162,000
Other	37,000	17,000
Total deferred tax liabilities	187,000	353,000
Net deferred tax asset	$ 0	$ 0

The Company has available net operating loss carry forwards for tax purposes of approximately $25,897,000 expiring through 2022. The Company also has available certain net operating loss carry forwards for tax purposes of approximately $216,000 which expire in 2005 which may only be used to offset certain operations of the Company. On March 9, 2002, the President signed into law the Job Creation and Worker Assistance Act of 2002. This law extended the carry back period from two years to five years for net operating losses arising in the 2001 and 2002 taxable years. The Company recorded a benefit of $875,000 in the first quarter of 2002 related to this law.

A valuation allowance has been provided to offset the net deferred tax assets due to the uncertainty surrounding the realizability of such assets.

8. BENEFIT PLANS

Substantially all associates are enrolled in a Company-sponsored defined contribution plan established under Section 401(k) of the Internal Revenue Code. The Company's contribution under the plan was approximately

$192,000, $342,000 and $642,000 for 2002, 2001 and 2000, respectively. During 2002, the Company's contribution was reduced to 40% (75% in 2001, and 2000) of the associate's contribution up to a maximum of 5% of the associate's annual compensation. The benefit plan assets are invested in mutual funds.

9. STOCK OPTION PLANS

The Company has a 1999 Directors' Stock Option Plan (the "1999 Directors Plan") under which a maximum of 300,000 common shares may be issued. The 1999 Directors Plan replaced the Company's 1992 Directors' Stock Option Plan, and no additional options will be issued under the 1992 plan. The 1999 Directors Plan automatically grants 5,000 options to each non-employee director immediately following the Company's annual meeting of shareholders. These options are fully vested on the grant date. In addition, for each non-employee director, when they first become a director, the 1999 Directors Plan automatically grants 10,000 one-time options. These one-time options vest in equal installments over a four-year period. As of December 31, 2002, there have been 130,000 options granted under the 1999 Directors Plan, none of which were forfeited, none of which were exercised, and all but 12,500 were exercisable. As of December 31, 2002, there have been 164,925 options granted under the 1992 Director's Stock Option Plan, 130,080 of which were forfeited, 22,345 of which were exercised and 12,500 of which are exercisable.

The option price of shares subject to an option for the directors' stock option plans is the fair market value of the shares at the time the option is granted. No options issued are exercisable after five years from the date of grant.

The Company has a 1990 Stock Option Plan under which a maximum of 1,610,000 Common Shares may be issued. This Plan is available to all full time employees of the Company or its subsidiary corporations and, in the case of non-qualified options, directors of subsidiaries of the Company (other than directors of such subsidiaries who are also directors of the Company). As of December 31, 2002, there have been 2,823,725 options granted under this plan, 1,502,525 of which were forfeited, 290,075 of which were exercised and 761,863 of which are exercisable.

The Company's Compensation Committee has the authority to grant incentive options and non-qualified options. Only officers and other key employees of the Company or its subsidiary corporations are eligible for grants of incentive options.

At December 31, 2002, no incentive options had been granted. Both incentive and non-qualified options vest over a period of from one to four years from the date of grant, and are not exercisable after 10 years from the date of grant. The option price of both incentive options and non-qualified options is equal to the fair market value of the shares at the time the options are granted.

The following summarizes all stock option transactions from January 1, 2000 through December 31, 2002:

	Shares	Per Share Option Price	Weighted Average Exercise Price
Outstanding at December 31, 1999	1,272,825	$1.50 to $12.88	$5.24
Granted	305,300	$1.03 to $ 3.19	$2.58
Exercised	(20,500)	$1.50 to $ 1.75	$1.56
Terminated	(380,400)	$3.00 to $ 6.00	$4.99
Outstanding at December 31, 2000	1,177,225	$1.03 to $12.88	$4.67
Granted	181,375	$0.77 to $ 1.31	$0.98
Terminated	(119,625)	$2.50 to $12.88	$4.87
Outstanding at December 31, 2001	1,238,975	$0.77 to $11.50	$4.13
Granted	180,000	$0.35 to $ 0.39	$0.38
Terminated	(247,225)	$0.77 to $11.50	$3.02
Outstanding at December 31, 2002	1,171,750	$0.35 to $12.88	$3.89

The following presents information for common shares exercisable as of December 31:

	2002	2001	2000
Weighted Average Exercise Price	$ 4.50	$ 5.00	$ 5.52
Common Shares Exercisable	891,863	817,550	694,719

The following table summarizes information about options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$0.35 - $0.39	180,000	7.7	$ 0.38	30,000	$ 0.35
$0.88 - $1.31	166,375	6.9	$ 1.00	105,688	$ 0.99
$1.75 - $2.59	138,400	7.1	$ 2.51	69,200	$ 2.51
$2.67 - $4.00	60,000	2.0	$ 3.42	60,000	$ 3.42
$4.19 - $6.13	526,475	0.9	$ 5.42	526,475	$ 5.42
$6.63 - $7.75	100,000	2.1	$ 6.63	100,000	$ 6.63
$11.50	500	1.3	$11.50	500	$11.50
	1,171,750		$ 3.68	891,863	$ 4.50

The weighted average fair value per share of options granted during 2002, 2001 and 2000 were $0.38, $0.98 and $2.58, respectively.

At December 31, 2002, options for 170,000 and 288,800 common shares (total of 458,800) were reserved for future grant under the 1999 Directors Plan and the 1990 Stock Option Plan, respectively.

The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation costs for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net loss) and net loss per common share, net of related income tax benefits, would have resulted in the amounts as reported below. In determining the estimated fair value of each option granted on the date of grant, the Company uses the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended December 31, 2002, 2001 and 2000, respectively: dividend yield of 0%; expected volatility of 82.31%, 85.19% and 83.16%; risk-free interest rates based on the constant maturity rates for Treasuries that mature in accordance with the vesting period of the options granted.

10. SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

SFAS 131,"Disclosures About Segments of an Enterprise and Related Information") established revised standards for public companies relating to the reporting of financial information about operating segments. In accordance with SFAS No. 131, the Company has determined that it has one reportable segment. However, the Company operated in two primary geographic areas prior to 2002 and has two classes of products.

Revenues are attributed to specific geographical areas based on origin of order generation. Geographic information for the years ended December 31 are as follows:

	U.S.	Europe (Discontinued Operations)
2002		
Net Sales	$49,695,000	$ 0
Long-lived assets	$24,241,000	$ 0
2001		
Net Sales	$67,514,000	$ 9,768,000
Long-lived assets	$28,940,000	$ 611,000
2000		
Net Sales	$92,856,000	$11,375,000
Long-lived assets	$50,836,000	$ 4,547,000

Revenues attributed to product types are distinguished as CD-ROM sales and other sales. Information for the years ended December 31 are as follow:

	CD-ROM	Other Products
2002		
Net Sales	$44,168,000	$5,527,000
2001		
Net Sales	$71,667,000	$5,615,000
2000		
Net Sales	$97,790,000	$6,441,000

The Company had one customer that accounted for approximately 15% of net sales in 2002; no other customer accounted for greater than 10% of net sales for any of the three years in the period ended December 31, 2002.

11. CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited)

Quarter Ended	March 31	June 30	September 30	December 31
2002				
Net Sales	$13,125,697	$11,956,331	$12,246,115	$12,366,781
Gross Margin	4,099,464	4,058,348	3,971,462	4,742,313
Net Earnings(loss) from continuing operations	103,468	(723,559)	(526,264)	425,427
Net Earnings(loss)	206,563	(42,994)	(2,860,993)	425,595
Net Earnings(loss) from continuing operations per common share:				
Basic and diluted	$ 0.02	$ (0.11)	$ (0.08)	$ 0.06
Net Earnings(loss) per common share:				
Basic and diluted	$ 0.03	$ (0.01)	$ (0.44)	$ 0.07
2001				
Net Sales	$17,941,622	$16,362,960	$15,456,899	$17,752,473
Gross Margin	4,904,615	4,619,133	3,260,360	4,516,458
Net Loss from continuing operations	(2,087,750)	(1,938,383)	(3,174,338)	(19,276,894)
Net Loss	(1,926,598)	(2,095,544)	(3,482,773)	(22,468,924)
Net Loss from continuing operations per common share:				
Basic and diluted	$ (0.34)	$ (0.32)	$ (0.52)	$ (3.14)
Net Loss per common share:				
Basic and diluted	$ (0.31)	$ (0.34)	$ (0.57)	$ (3.66)

The quarter ended December 31, 2002 included restructuring charges of $402,000. The quarter ended September 30, 2002 included a loss on disposal of the European operations of $2,249,000.

The quarter ended March 31, 2001 and September 30, 2001, included restructuring charges of $110,000 and $416,000 respectively. The quarter ended December 31, 2001 included a $20,051,000 charge of which $13,011,000 represents the write down of goodwill and long-lived assets associated with the Dublin and Breda facilities. The remainder consisted of costs associated with the closure of the Company's Silicon Valley facility and severance and termination costs related to the Dublin facility.

12. SUBSEQUENT EVENTS

On January 14, 2003, the Company sold its Internet-based electronic software distribution ("ESD") business to Digital River, Inc. ("Digital River"), a global e-commerce outsource solutions provider based in Minneapolis, Minnesota. Under the terms of the agreement, Digital River acquired certain assets and assumed certain liabilities associated with the Company's ESD business, and the Company received approximately $1,100,000 in cash and notes, subject to adjustment based on an earn out computation. The Company will recognize a gain on sale of approximately $450,000 (unaudited) during the first quarter of 2003.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT

Information required under this Item with respect to directors will be contained in the Company's proxy statement to be filed with the Securities and Exchange Commission within 120 days of December 31, 2002, and is hereby incorporated herein by reference. Information regarding the executive officers of the Company may be found under the caption "Executive Officers of the Company" in Part I and is also incorporated by reference into this Item 10.

ITEM 11. EXECUTIVE COMPENSATION

Information required under this Item will be contained in the Company's proxy statement to be filed with the Securities and Exchange Commission within 120 days of December 31, 2002, and is hereby incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

Information required under this Item will be contained in the Company's proxy statement to be filed with the Securities and Exchange Commission within 120 days of December 31, 2002, and is hereby incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required under this Item will be contained in the Company's proxy statement to be filed with the Securities and Exchange Commission within 120 days of December 31, 2002, and is hereby incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

(a) Within the 90 days prior to the date of filing this Annual Report on Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures have been effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings with the Securities and Exchange Commission.

(b) There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the evaluation described in (a), above, was carried out.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) *Financial Statements*

The following financial statements of the Company are included in Item 8:

Consolidated Balance Sheets as of December 31, 2002 and 2001

Consolidated Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000

Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000

Notes to Consolidated Financial Statements

Independent Auditors' Report

(a)(2) *Financial Statement Schedules*

The financial statement schedule for the years ended December 31, 2002, 2001 and 2000 is included in this report following the signatures and should be read in conjunction with the Consolidated Financial Statements included in Item 8:

Schedule II — Consolidated Valuation and Qualifying Accounts and Reserves

All other financial statement schedules have been omitted because they are not applicable or the required information is included in the Company's consolidated financial statements or notes thereto.

(a)(3) *Listing of Exhibits*

Exhibit No.	Description of Exhibit	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC
3(a)	Amended and Restated Articles of Incorporation of Metatec International, Inc.	Registration Statement on Form S-8, File No. 333-03125 (see Exhibit 4(a) therein).
3(b)	Code of Regulations of Metatec International, Inc.	Registration Statement on Form S-8, File No. 333-03125 (see Exhibit 4(b) therein).
4	Form of Share Certificate	Registration Statement on Form S-8, File No. 333-03125 (see Exhibit 4(c) therein).
10(a)*	Metatec International, Inc. 1990 Stock Option Plan	Annual Report on Form 10-K for the fiscal year ended December 31, 1991 (see Exhibit 10(k) therein).
10(b)*	Amendment No. 1 to Metatec International, Inc. 1990 Stock Option Plan	Registration Statement on Form S-8, File No. 33-48022 (see Exhibit 4(d) therein).
10(c)*	Amendment No. 2 to Metatec International, Inc. 1990 Stock Option Plan	Annual Report on Form 10-K for the fiscal year ended December 31, 1992 (see Exhibit 10(k) therein).
10(d)*	Amendment No. 3 to Metatec International, Inc. 1990 Stock Option Plan	Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (see Exhibit 10(g) therein).
10(e)*	Amendment No. 4 to Metatec International, Inc. 1990 Stock Option Plan	Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (See Exhibit 10(h) therein).
10(f)*	Amendment No. 5 to Metatec International, Inc. 1990 Stock Option Plan	Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (See Exhibit 10(I) therein).
10(g)*	Amendment No. 6 to Metatec International, Inc. 1990 Stock Option Plan	Registration Statement on Form S-8, File No. 333-03125 (see Exhibit 4(i) therein).
10(h)*	Metatec International, Inc. 1992 Directors' Stock Option Plan	Registration Statement on Form S-8, File No. 33-52700 (see Exhibit 4(c) therein).

Exhibit No.	Description of Exhibit	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC
10(i)*	Amendment No. 1 to Metatec International, Inc. 1992 Directors' Stock Option Plan	Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (see Exhibit 10(i) therein).
10(j)*	Amendment No. 2 to Metatec International, Inc. 1992 Directors' Stock Option Plan	Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (see Exhibit 10(k) therein).
10(k)*	Amendment No. 3 to Metatec International, Inc. 1992 Directors' Stock Option Plan	Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (see Exhibit 10(i) therein).
10(l)*	Amendment No. 4 to Metatec International, Inc. 1992 Directors' Stock Option Plan	Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (see Exhibit 10(m) therein).
10(m)*	Amendment No. 5 to Metatec International, Inc. 1992 Directors' Stock Option Plan	Registration Statement on Form S-8, File No. 333-31027 (see Exhibit 4 therein).
10(n)*	Metatec International, Inc. 1999 Directors Stock Option Plan	Registration Statement on Form S-8, File No. 333-10442 (see Exhibit 4(d) therein).
10(o)*	Metatec International, Inc. Directors Deferred Compensation Plan	Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (see Exhibit 10(p) therein).
10(p)	Form of Indemnification Agreement between Metatec International, Inc. and each of its officers and directors	Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (see Exhibit 10(t) therein).
10(q)	DVD Video and DVD ROM Disc Patent License Agreement dated August 9, 2002, between Koninklijke Philips Electronics N.V. and Metatec International, Inc.	Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2002 (see Exhibit 10.1 therein).
10(r)	Patent License Agreement for the Use of AC-3 Technology in the Manufacture of DVD-Video Discs dated August 9, 2002, between Koninklijke Philips Electronics N.V. and Metatec International, Inc.	Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2002 (see Exhibit 10.2 therein).
10(s)	MPEG Audio Patent License Agreement dated August 9, 2002, between Koninklijke Philips Electronics N.V. and Metatec International, Inc.	Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2002 (see Exhibit 10.3 therein).
10(t)	CD Disc Patent License Agreement dated August 9, 2002, between Koninklijke Philips Electronics N.V. and Metatec International, Inc.	Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2002 (see Exhibit 10.4 therein).
10(u)	Letter agreement dated August 9, 2002, among U.S. Philips Corporation, Koninklijke Philips Electronics N.V. and Metatec International, Inc.	Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2002 (see Exhibit 10.5 therein).
10(v)	Patent License Agreement for Disc Products dated July 1, 1986, between Metatec/ Discovery Systems, Inc. and Discovision Associates	Amendment No. 1 to Registration Statement on Form S-1, File No. 33-60878 (see Exhibit 10(t) therein).
10(w)	Letter agreement dated October 9, 2002, among Discovision Associates and Metatec International, Inc.	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 (see Exhibit 10.1 therein).

Exhibit No.	Description of Exhibit	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC
10(x)	DVD Patent License Agreement dated December 31, 2002, between Toshiba Corporation and Metatec International, Inc.	Contained herein.
10(y)	Letter agreement dated January 29, 2003, between Toshiba Corporation and Metatec International, Inc.	Contained herein.
10(z)	Optical Disc Corporation NPR Technology License Agreement between Optical Disc Corporation and Metatec/Discovery Systems effective March 2, 1992	Amendment No. 1 to Registration Statement on Form S-1, File No. 33-60878 (see Exhibit 10(v) therein).
10(aa)	Second Amended and Restated Loan Agreement dated as of February 8, 2002, among Metatec International, Inc., Bank One, NA, The Huntington national Bank, other financial Institutions from time to time party thereto, as banks, and The Huntington national Bank, as administrative agent for the banks.	Current Report on Form 8-K dated February 14, 2002 (See Exhibit 10.1 therein).
10(bb)	$19.0 million Promissory Note and Mortgage, Assignment of Rents and Security Agreement, each dated July 28, 1999, between META Holdings, LLC and Huntington Capital Corp.	Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (see Exhibit 10(y) therein).
10(cc)*	Employment Agreement dated November 22, 2000, between Metatec International, Inc. and Christopher A. Munro	Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (see Exhibit 10(z) therein).
10(dd)*	First Amendment to Employment Agreement dated as of March 26, 2002, between Metatec International, Inc. and Christopher A. Munro.	Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (see Exhibit 10(z) therein).
10(ee)*	Restricted Share Agreement Effective January 2, 2001, between Metatec International, Inc. and Christopher A. Munro.	Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (see Exhibit 10(aa) therein).
10(ff)*	First Amendment to Restricted Share Agreement dated as of March 26, 2002, between Metatec International, Inc. and Christopher A. Munro.	Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (see Exhibit 10(bb) therein).
10(gg)*	Separation Agreement and Release effective December 7, 2001, between Metatec International, Inc. and Jeffrey M. Wilkins.	Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (see Exhibit 10(cc) therein).
10(hh)*	Restricted Share Agreement dated as of February 13, 2002, between Metatec International, Inc. and Gary W. Qualmann.	Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (see Exhibit 10(dd) therein).
21	Subsidiaries of Metatec International, Inc.	Contained herein.
23	Consent of Deloitte & Touche LLP and Report on Schedule.	Contained herein.
24(a)	Powers of Attorney for Joseph F. Keeler, Jr., Peter J. Kight, David P. Lauer, Jerry D. Miller, James V. Pickett, Daniel D. Viren, and Jeffrey M. Wilkins.	Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (see Exhibit 24(a) therein).

Exhibit No.	Description of Exhibit	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Contained herein.
99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Contained herein.

* Executive compensation plans and arrangements required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

(b) *Reports on Form 8-K*

(i) The Company filed a Form 8-K dated October 10, 2002, under Item 5 to report that the Company had sold its European CD-ROM manufacturing operations in Breda, The Netherlands, to Nimbus, a Netherlands-based private investment group.

(c) *Exhibits*

The exhibits in response to this portion of Item 14 are submitted following the signatures.

(d) *Financial Statement Schedules*

The financial statement schedule is submitted following the signatures.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METATEC INTERNATIONAL, INC.

By /s/ CHRISTOPHER A. MUNRO

Christopher A. Munro
President and Chief Executive Officer

Date: March 26, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CHRISTOPHER A. MUNRO Christopher A. Munro	President and Chief Executive Officer (principal executive officer)	March 26, 2003
/s/ GARY W. QUALMANN Gary W. Qualmann	Chief Financial Officer and Treasurer (principal financial officer)	March 26, 2003
/s/ JULIA A. FRATIANNE Julia A. Fratianne	Vice President, Finance and Secretary (principal accounting officer)	March 26, 2003
PETER J. KIGHT* Peter J. Kight	Director	March 26, 2003
JERRY D. MILLER* Jerry D. Miller	Director	March 26, 2003
DAVID P. LAUER* David P. Lauer	Director	March 26, 2003
JAMES V. PICKETT* James V. Pickett	Director	March 26, 2003
JOSEPH F. KEELER, JR.* Joseph F. Keeler, Jr.	Director	March 26, 2003
DANIEL D. VIREN* Daniel D. Viren	Director	March 26, 2003
JEFFREY M. WILKINS* Jeffrey M. Wilkins	Director	March 26, 2003

* Christopher A. Munro, by signing his name hereto, does sign this document on behalf of the person indicated above pursuant to a Power of Attorney duly executed by such person.

By /s/ CHRISTOPHER A. MUNRO — March 26, 2003

Christopher A. Munro, Attorney In Fact

CERTIFICATIONS

I, Christopher A. Munro, certify that:

1. I have reviewed this annual report on Form 10-K of Metatec International, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ CHRISTOPHER A. MUNRO

Christopher A. Munro,
Chief Executive Officer
(Principal executive officer)

Date: March 26, 2003

I, Gary W. Qualmann, certify that:

1. I have reviewed this annual report on Form 10-K of Metatec International, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ GARY W. QUALMANN

Gary W. Qualmann
Chief Financial Officer
(Principal financial officer)

Date: March 26, 2003

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INDEPENDENT AUDITORS

DELOITTE & TOUCHE LLP
COLUMBUS, OHIO

LEGAL COUNSEL

BAKER & HOSTETLER LLP
COLUMBUS, OHIO

PRODUCT INFORMATION

A COMPLETE PROFILE ON METATEC INTERNATIONAL PRODUCT AND SERVICE OFFERINGS IS AVAILABLE BY CONTACTING THE INVESTOR RELATIONS DEPARTMENT AT METATEC.

COMPANY ADDRESS

METATEC INTERNATIONAL
7001 METATEC BLVD.
DUBLIN, OH 43017-3219
1-888-METATEC
www.metatec.com

METATEC BOARD OF DIRECTORS

JOSEPH F. KEELER, JR.
CHAIRMAN OF THE FISHEL COMPANY
(A NATIONAL UTILITIES CONTRACTOR)

PETER J. KIGHT
CHAIRMAN OF THE BOARD, CEO AND PRESIDENT OF CHECKFREE CORPORATION
(A FINANCIAL ELECTRONIC COMMERCE PROCESSOR)

DAVID P. LAUER
RETIRED PRESIDENT AND CHIEF OPERATING OFFICER, BANK ONE, COLUMBUS

JERRY D. MILLER
PRESIDENT OF MGB, INC. AND D&D PROPERTIES, INC.
(REAL ESTATE COMPANIES)

JAMES V. PICKETT
PRINCIPAL OF STONEHENGE HOLDINGS, INC.
(A PRIVATE EQUITY INVESTMENT FIRM)

DANIEL D. VIREN
CHIEF FINANCIAL OFFICER, R.G. BARRY CORPORATION
(A COMFORT FOOTWEAR MAKER)

JEFFREY M. WILKINS
CHAIRMAN OF THE BOARD

METATEC EXECUTIVE OFFICERS

CHRISTOPHER A. MUNRO
CEO AND PRESIDENT

GARY W. QUALMANN
CHIEF FINANCIAL OFFICER, TREASURER

JULIA A. FRATIANNE
VICE PRESIDENT, FINANCE AND SECRETARY

MELODIE A. GEE
VICE PRESIDENT AND GENERAL MANAGER, MANUFACTURING SERVICES

KATHRYN A. KEANE
VICE PRESIDENT, SUPPLY CHAIN AND TECHNOLOGY SOLUTIONS

DEANNA D. STEWART
VICE PRESIDENT, STRATEGIC CUSTOMER DEVELOPMENT


METATEC®

7001 METATEC BLVD DUBLIN, OHIO 43017 TEL: 1-888-METATEC FAX: 614-766-3146
www.METATEC.COM